SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in accordance with the provisions of articles 7, II and 37, I, and Schedule N, all of CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), as well as the guidelines set forth in the Circular letter/Year-2023-CVM/SEP (Ofício Circular/Anual-2023-CVM/SEP), hereby informs the shareholders and the market in general, in addition to the Notices to Shareholders disclosed on March 13, 21, 30 and 31, 2023, that the Company's Personnel, Eligibility, Succession and Compensation Committee has opined, by the unanimity of the present, and solely from the standpoint of the legal requirements for investiture, on the eligibility of the candidates nominated by minority shareholders for the Company's Fiscal Council, as follows:

•        Indication of the Shareholder PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil:

o	Mr. OLIVIER MICHEL COLAS and Mr. MARCOS TADEU DE SIQUEIRA, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication of the Shareholder Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, both managed by Banco Clássico S.A.:

o	Mr. JOSÉ RAIMUNDO DOS SANTOS and Mr. PAULO ROBERTO BELLENTANI BRANDÃO, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication of the Shareholder Geração L. Par Fundo de Investimento em Ações, managed by Plural Investimentos Gestão de Recursos Ltda.:

o	Mr. CARLOS EDUARDO TEIXEIRA TAVEIROS e a Mrs. ROCHANA GROSSI FREIRE, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication by XP Allocation Asset Management Ltda. and XP Gestão de Recursos Ltda., representing certain investment funds under its management and holders of shares issued by the Company.

o	Mr. FRANCISCO O. V SCHMITT e Mr. ROBERTO LAMB, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication by Navi Capital – Administradora e Gestora de Recursos Ltda., representing certain investment funds under its management and holders of shares issued by the Company:

This document may contain estimates and projections that are not statements of fact that have occurred in the past but rather reflect the beliefs and expectations of our management and may constitute estimates and projections regarding future events under the terms of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended. The expressions “believes”, “may”, “estimates”, “continues”, “projects”, “intends”, “expects” and similar phrases are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and overseas, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of consumer electricity use, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents registered with CVM (the Brazilian Securities and Exchange Commission) and SEC. Estimates and projections exclusively refer to the date on which they were expressed and we are not subject to any obligation to update these estimates or projections due to the identification of additional information information or future events. The future results for operations and the initiatives of the Companies may differ from current expectations, and investors must not rely exclusively on the information contained herein. These materials contain calculations that may not reflect accurate results due to rounding.

•

o	Mr. MARCELO SOUZA MONTEIRO and Mr. RICARDO BERTUCCI, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication of the Shareholder Federal Government, represented by National Treasury Attorney-General’s Office (Procuradoria-Geral da Fazenda Nacional).

o	Mr. MARCOS BARBOSA PINTO and Mr. RAFAEL REZENDE BRIGOLINI, to apply for the position of effective member and substitute member, respectively, of the Company's Fiscal Council.

•        Indication of the Shareholder Maliko Investment LLC, holder of class "B" preferred shares.

o	Mr. GISOMAR FRANCISCO DE BITTENCOURT MARINHO and Mr. PAULO ROBERTO FRANCESCHI, to apply, respectively, for the positions of effective member and substitute member of the Company's Fiscal Council, subject to separate election by the holders of preferred shares issued by the Company, pursuant to article 161 of Law 6,404, of December 15, 1976, and article 43, paragraph 1, of the Company's Bylaws.

Rio de Janeiro, April 19, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past but rather reflect the beliefs and expectations of our management and may constitute estimates and projections regarding future events under the terms of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended. The expressions “believes”, “may”, “estimates”, “continues”, “projects”, “intends”, “expects” and similar phrases are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and overseas, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of consumer electricity use, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents registered with CVM (the Brazilian Securities and Exchange Commission) and SEC. Estimates and projections exclusively refer to the date on which they were expressed and we are not subject to any obligation to update these estimates or projections due to the identification of additional information information or future events. The future results for operations and the initiatives of the Companies may differ from current expectations, and investors must not rely exclusively on the information contained herein. These materials contain calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.